UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GNC HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35113	20-8536244
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

300 Sixth Avenue

Pittsburgh, Pennsylvania 15222

(Address of principal executive offices) (Zip Code)

Kevin G. Nowe

Senior Vice President, Chief Legal Officer and Secretary

(412) 288-4600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Conflict Minerals Disclosure for the year ended December 31, 2017:

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act defines conflict minerals as cassiterite (tin), columbite-tanlite (tantalum), gold, wolframite (tungsten), or their derivatives (“Conflict Minerals”). In 2017, GNC manufactured and sold certain products that contained a Conflict Mineral. GNC conducted a good faith reasonable country of origin inquiry regarding the Conflict Mineral contained in the products that we sold. This inquiry included obtaining from all suppliers of the Conflict Mineral certifications that such Conflict Mineral did not come from the Democratic Republic of the Congo or any adjoining countries. Based on its reasonable country of origin inquiry, GNC concluded that it has no reason to believe that such Conflict Mineral may have originated in the Democratic Republic of the Congo or any adjoining countries.

Other than the above, GNC does not believe any of its other products manufactured and sold in 2017 contained any Conflict Minerals.

This Conflict Minerals Disclosure is also available on GNC’s website: www.gnc.com (on the “Investor Relations” page under the “SEC Filings” subpage).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GNC HOLDINGS, INC.
(Registrant)

/s/ Tricia K. Tolivar		May 18, 2018
Name:	Tricia K. Tolivar	(Date)
Title:	Chief Financial Officer